1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) PROPOSED PROVISION OF GUARANTEES FOR FINANCING TO CHALCO TRADING (HK);
(2) (a) PROPOSED AMENDMENTS TO THE PROVISIONS RELATING TO PROFIT DISTRIBUTION IN THE ARTICLES OF ASSOCIATION;
(b) PROPOSED ADOPTION OF SHAREHOLDERS' RETURN PLAN FOR THE THREE YEARS FROM 2012 TO 2014;
(3) PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE AND EXTENSION OF AUTHORIZATION TO THE BOARD;
(4) PROPOSED INCREASE IN THE AMOUNT OF THE ISSUANCE OF DEBT FINANCING INSTRUMENTS;
(5) NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING; AND (6) NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 12 October 2012 is set out at page 17 to page 19 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:45 p.m. on Friday, 12 October 2012 (or immediately after the conclusion of the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date) is set out at page 20 to page 22 of this circular.

Reply slips and proxy forms for use at the EGM and the H Shareholders Class Meeting are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM and/or H Shareholders Class Meeting shall complete and return the reply slip(s) in accordance with the instructions printed thereon before Friday, 21 September 2012. Shareholders who intend to appoint a proxy to attend the EGM and/or H Shareholders Class Meeting are requested to complete the proxy form(s) in accordance with the instructions printed thereon. In the case of H Shares, the proxy form(s) shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding of the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form(s) will not prevent you from attending and voting in person at the EGM and/or H Shareholders Class Meeting or any adjournment if you so wish.

* For identification purpose only

27 August 2012

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

APPENDIX I - SHAREHOLDERS' RETURN PLAN FOR THE THREE YEARS FROM 2012-2014 . . . . . . . . . . . . . . . . . . .	15

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	17

NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"

the 2012 second class meeting of A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:30 p.m. on Friday, 12 October 2012 (or immediately following the conclusion of the EGM or any adjournment thereof) to consider and approve, among other things, the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"Chalco Trading (HK)"	Chalco Trading Hong Kong Co., Limited (), a limited liability company incorporated in Hong Kong on 5 May 2011 and an indirect wholly-owned subsidiary of the Company;

"Class Meetings"	collectively, the A Shareholders Class Meeting and the H Shareholders Class Meeting;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

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DEFINITIONS

"CSRC"	the China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2012 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 12 October 2012;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"

the 2012 second class meeting of H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:45 p.m. on Friday, 12 October 2012 (or immediately following the conclusion of the A Shareholders Class Meeting or any adjournment thereof) to consider and approve, among other things, the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

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DEFINITIONS

"Previous EGM and Previous Class Meetings"

the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders, all of which were held on 4 May 2012 in which resolutions in respect of the Proposed A Share Issue were considered and approved;

"Pricing Base Date"	the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012) in respect of the Proposed Adjustments;

"Proposed Adjustments"

the proposed adjustments to the terms of the Proposed A Share Issue, details of which are set out in paragraph (3) in the Letter from the Board in this circular and to be further detailed in a supplemental circular to be dispatched to the Shareholders;

"Proposed A Share Issue"

the proposed non-public issuance of up to 1.25 billion A Shares to not more than 10 target subscribers by the Company as approved at the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders of the Company, all held on 4 May 2012, the details terms of which are set out in the circular dated 20 March 2012 and which is proposed to be adjusted by the Proposed Adjustments;

"Proposed (Adjusted) A Share Issue"	the Proposed A Share Issue as adjusted by the Proposed Adjustments;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Listing Rules"	the listing rules of the Shanghai Stock Exchange;

"Share(s)"	A Share(s) and H Share(s);

"Shareholder(s)"	A Shareholder(s) and H Shareholder(s); and

"%"	per cent.

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LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Caiming	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Shi Chungui	Principal place of business:
Mr. Lv Youqing	No. 62 North Xizhimen Street Haidian District
Beijing
Independent non-executive Directors:	The People's Republic of China
Mr. Zhang Zhuoyuan	Postal code: 100082
Mr. Wang Mengkui
Mr. Zhu Demiao	Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

27 August 2012

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED PROVISION OF GUARANTEES FOR FINANCING TO CHALCO TRADING (HK);
(2) (a) PROPOSED AMENDMENTS TO THE PROVISIONS RELATING TO PROFIT DISTRIBUTION IN THE ARTICLES OF ASSOCIATION;
(b) PROPOSED ADOPTION OF SHAREHOLDERS' RETURN PLAN FOR THE THREE YEARS FROM 2012 TO 2014;
(3) PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE AND EXTENSION OF AUTHORIZATION TO THE BOARD;
(4) PROPOSED INCREASE IN THE AMOUNT OF THE ISSUANCE OF
DEBT FINANCING INSTRUMENTS;
(5) NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING; AND (6) NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

* For identification purpose only

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LETTER FROM THE BOARD

INTRODUCTION

The purpose of this circular is to provide you with (among other things) additional information relating to the resolutions to be proposed at the EGM and, in respect of the resolutions relating to the H Shareholders Class Meeting:

(1)	proposed provision of guarantees for financing granted and to be granted by financial institutions to Chalco Trading (HK);

(2)	(a)	proposed amendments to provisions relating to profit distribution in the Articles of Association; and

	(b)	proposed adoption of the Shareholders' Return Plan for the Three Years from 2012 to 2014;

(3)	Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board; and

(4)	proposed increase in the amount of the issuance of debt financing instruments.

(1)	PROPOSED PROVISION OF GUARANTEES FOR FINANCING GRANTED AND TO BE GRANTED BY FINANCIAL INSTITUTIONS TO CHALCO TRADING (HK)

According to the Company's strategic development plans for the development of resources and energy and in furtherance of the Company's goal of becoming an international mineral company, Chalco Trading (HK), an indirect wholly-owned subsidiary of the Company in Hong Kong, has from time to time entered into bridging loans and syndicated loans in support of its overseas trading business or overseas projects. The outstanding amounts of such loans do not exceed RMB2 billion (or equivalent amounts of foreign currencies) for terms not exceeding five (5) years.

The Board proposes that the Company, as the ultimate holding company of Chalco Trading (HK), provides guarantees from time to time for the loan facilities granted and to be granted by banks and financial institutions to Chalco Trading (HK) for an aggregate amount not to exceed RMB2 billion (or equivalent amounts of foreign currencies). The Board also proposes that, within the guarantee limit and the scope permissible by the national policies, the Chairman of the Company or other persons authorized by the Chairman of the Company be authorized by the Shareholders at the EGM to organize and implement matters relating to such guarantees and to execute all relevant documents relating to such guarantees. The authorization for the provision of such guarantees shall commence from the approval by the Shareholders at the EGM and shall expire on the conclusion of the annual general meeting for the year 2012.

According to the Shanghai Listing Rules and the Articles of the Association, the provision of such guarantees is conditional on the obtaining of the approval of the Shareholders by way of an ordinary resolution and the granting of approval for such guarantees by the State Administration of Foreign Exchange.

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LETTER FROM THE BOARD

(2)(a)	PROPOSED AMENDMENTS TO THE PROVISIONS RELATING TO PROFIT DISTRIBUTION IN THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated 5 July 2012 in relation to the (i) amendments to the provisions relating to profit distribution in the Articles of Association; and (ii) adoption of the Shareholders' Return Plan for the Three Years from 2012 to 2014.

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" of the CSRC, to further refine the terms regarding decision-making on dividend distribution in the Articles of Association, improve the transparency and operability of decision-making on dividend distribution and strengthen the protection of legitimate rights and interests of the Shareholders, the Board proposes to amend the terms regarding profit distribution policy in the Articles of Association. Details of the proposed amendments are as follows:

	Before amendment	After amendment

Article 189	The Company shall implement a proactive profit distribution approach, giving priority to the cash dividend, attaching importance to the investors' reasonable return on investment.	The basic principles of profit distribution policy of the Company are as follows:

In case of the failure by the Board of Directors to prepare a plan for the distribution of profits in cash, the reasons should be disclosed in periodic reports and the independent Directors shall express their opinions independently.	(1)	taking full account of return to investors and distributing dividend to Shareholders per annum in proportion to the distributable dividend realized for the year concerned;

In case of the Shareholders' illegal occupation of company funds, the Company shall deduct the cash dividends distributed to such Shareholders, in order to repay the Shareholders' funds occupied.	(2)

maintaining the continuity and stability of the Company's dividend distribution policy, while at the same time take care of the interest of the Company in the long term, the interest of the Shareholders as a whole, as well as the sustainable development of the Company;

	(3)	giving priority to dividend distribution in cash.

- 6 -

LETTER FROM THE BOARD

	Before amendment	After amendment

Article 194

After the Company's general meeting has passed a resolution on the profit distribution plan, the Company's Board of Directors must complete the dividend (or share) distribution within two months after the general meeting.

Dividend distribution policies of the Company are to be specified as follows:

(1)

dividend shall be distributed in the following manner: the Company may distribute dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, interim profit distribution may be made by the Company;

(2)

specific circumstances for and proportions of cash dividend of the Company: save in exceptional circumstances, if the Company's profit for the year and its cumulative undistributed profit are positive, the Company may distribute dividend in cash and the profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash in the past three years will not be less than 30% of the average annual distributable profit realized in the past three years;

The exceptional circumstances refer to the following:

i.	where the auditing firm issues a non-standard unqualified audit report on the financial report of the Company for the year; and

ii.	where the Company has major investment plan or significant cash expenditure (fund raising projects excepted).

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LETTER FROM THE BOARD

Before amendment	After amendment

(3)	Conditions for distributing dividends in shares by the Company:

where the Company's business is in a sound condition, and the Board considers that the stock price of the Company does not reflect its share capital size and distributing dividend in shares will be favorable to all Shareholders of the Company as a whole, provided that the above conditions of cash dividend are fully met, the Company may propose dividend distribution in shares;

(4)

Upon occurrence of any illegal appropriation of the Company's funds by Shareholders, the Company shall deduct the cash bonus to be paid to such Shareholders to make up for the funds appropriated by such Shareholders.

- 8 -

LETTER FROM THE BOARD

	Before amendment	After amendment

Article 195	The Company may distribute dividends in following forms:	Procedures for considering the profit distribution plan of the Company:

(1)	cash;	1.

The profit distribution plan of the Company shall be drawn up by the management before being submitted to the Board and the supervisory committee of the Company for consideration. The Board shall thoroughly discuss the rationality of the profit distribution plan and form a specific resolution before submitting it to the general meeting for consideration. In considering the profit distribution plan, the Company shall make Internet voting accessible to Shareholders.

(2)	shares.	2.

Where the Company does not distribute cash dividend by reason of the exceptional circumstances in article 194 above, the Board shall explain the specific reasons for not distributing cash dividends, the exact purpose for the retained profit and the estimated investment return, and upon the independent Directors having expressed their opinions thereon, submit such proposal to the general meeting for consideration, and disclose the same in the media designated by the Company.

The Company's profit distribution policy shall maintain a certain continuity and stability. The Company may distribute interim dividends in cash.

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LETTER FROM THE BOARD

	Before amendment	After amendment

Newly added Article 196		Implementation of the profit distribution plan of the Company:

After the profit distribution plan has been resolved at a general meeting, the Board shall complete dividend (or share) distribution within two months after the holding of such meeting.

Newly added Article 197		Alteration of the Company's profit distribution policy:

In case of force majeure events such as war, natural disasters, or changes to the Company's external operational environment resulting in material impact on its production and operation, or relatively significant changes to the Company's operational position, the Company may adjust its profit distribution policy.

The Board shall conduct specific discussion over adjustment to the Company's profit distribution policy, provide detailed reasons for such adjustment, form a written report to be considered by independent Directors, and then submit to the general meeting for approval by way of a special resolution. In considering alterations to the profit distribution policy, the Company shall make Internet voting accessible to Shareholders.

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LETTER FROM THE BOARD

(b)	PROPOSED ADOPTION OF THE SHAREHOLDERS' RETURN PLAN FOR THE THREE YEARS FROM 2012 TO 2014

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" of the CSRC, and in order to further refine the shareholders' return for the three years from 2012 to 2014, the Board, having considered factors such as the Company's strategic development goals, profitability and capital requirements, has formulated the Company's Shareholders Return Plan for the Three Years from 2012 to 2014. For details of the factors considered by the Company when formulating the Shareholders Return Plan for the Three Years from 2012 to 2014, the principles and the specific rules for the shareholders' return, please refer to Appendix I to this circular.

The proposed amendments to the provisions relating to profit distribution in the Articles of Association and the proposed Shareholders' Return Plan for the Three Years from 2012 to 2014 will be proposed to the EGM for consideration and approval. The Shareholders' Return Plan for the Three Years from 2012 to 2014 shall be effective from the date of its approval at the EGM.

(3)	PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE AND EXTENSION OF AUTHORIZATION TO THE BOARD

Reference is made to the announcement of the Company dated 24 August 2012 in relation to the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board. At the Board meeting on 24 August, 2012, the Board, in light of the changes in the market condition, approved the following adjustments to the terms of the Proposed A Share Issue:

1.	Number of A Shares to be issued: to be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares;

2.

Pricing Base Date: to be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012); and

3.

Period of validity of the authorization given by the resolutions: to be extended from 12 months from the date of the resolutions of the Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 October 2012).

As a result of the Proposed Adjustments, consequential changes have to be made to the terms of the "Plan for the Non-Public Issuance of A Shares" by the Company. Save for the Proposed Adjustments, the other terms of the Proposed A Share Issue as set out in the "Plan for the Non-Public Issuance of A Shares" by the Company, which has been approved by the Shareholders at the Previous EGM and Previous Class Meetings, remain unchanged.

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LETTER FROM THE BOARD

As a result of the Proposed Adjustments, consequential amendments also have to be made to the terms of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company. For details of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company, please refer to Appendix I of the circular of the Company dated 20 March 2012.

Further, as a result of the proposed extension of the validity period of the authorization, the period of authorization to be granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue pursuant has to be extended. It is proposed that such period of authorization be extended for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012).

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

The Board proposes to submit to the Shareholders for their consideration and approval special resolutions in respect of the Proposed Adjustments to the terms of the Proposed A Shares Issue at the EGM and the Class Meetings. A supplemental circular setting out, among other things, further details of the Proposed Adjustments to the terms of the Proposed A Share Issue and the resolutions to be proposed at the EGM and the Class Meetings is expected to be dispatched to the Shareholders on or before 26 September 2012, being 15 days prior to the date of the EGM and the Class Meetings.

(4)	PROPOSED INCREASE IN THE AMOUNT OF THE ISSUANCE OF DEBT FINANCING INSTRUMENTS

At the 2011 annual general meeting, the Shareholders approved that the Company was authorized to issue debt financing instruments in the inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB52 billion during the period from the registration with the National Association of Financial Market Institutional Investors to the conclusion of the 2012 annual general meeting.

In order to optimize debt structure and reduce the financing cost, the Board proposes the following special resolution for consideration and approval at the EGM:

(i)

to increase the aggregate outstanding balance of all debt financing instruments to not more than RMB82 billion (including the short-term bonds, medium-term notes, non-public and ultra-short-term debt financing instruments already in issue in an aggregate amount of RMB30 billion);

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LETTER FROM THE BOARD

(ii)

to authorize the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure.

EGM AND THE H SHAREHOLDERS CLASS MEETING

A notice convening the EGM at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 12 October 2012 is set out at page 17 to page 19 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:45 p.m. on Friday, 12 October 2012 (or immediately after the conclusion of the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date) is set out at page 20 to page 22 of this circular.

Proxy forms for use at the EGM and the H Shareholders Class Meeting are enclosed. Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, you are requested to complete and return the accompanying proxy form(s) in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form(s) shall be lodged with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meeting(s) or any adjournment thereof (as the case may be). Completion and return of the proxy form(s) will not prevent you from attending and voting in person at such meeting(s) or any adjournment if you so wish.

In accordance with the requirements of the Hong Kong Listing Rules, the Company will publish an announcement on the poll results of the EGM and the Class Meetings in respect of the relevant resolution(s).

- 13 -

LETTER FROM THE BOARD

CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 12 September 2012 to Friday, 12 October 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 11 September 2012 are entitled to attend and vote at the EGM and/or the H Shareholders Class Meeting after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM and/or the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 September 2012 for registration.

RECOMMENDATIONS

The Directors consider that the resolutions relating to (i) the proposed provision of guarantees for financing granted and to be granted by financial institutions to Chalco Trading (HK); (ii) the proposed adoption of Shareholders' Return for the Three Years from 2012 to 2014; (iii) the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board; (iv) the proposed amendments to the provisions relating to profit distribution in the Articles of Association; and (v) proposed increase in the amount of the issuance of debt financing instruments, are in the best interests of the Company and its Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of all the aforesaid resolution(s) to be proposed at the EGM and the H Shareholders to vote in favour of the resolution(s) to be proposed at the H Shareholders Class Meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* For identification purpose only

- 14 -

APPENDIX I	SHAREHOLDERS' RETURN PLAN FOR
THE THREE YEARS FROM 2012-2014

The Company is committed to realize long-term and sustainable development. It establishes sustainable, stable and scientific return plan and mechanism for its investors after taking into consideration the Company's actual conditions, development goals, Shareholders' concerns and requirements as well as the external financing costs and conditions, and makes specific and systematic arrangement for the Company's profit distribution to ensure the continuity and stability of its profit distribution policies.

I.	PRINCIPLES FOR FORMULATION OF THE PLAN

The Board of the Company will formulate the Shareholders' Return Plan based on the profit distribution policy determined under the Articles of the Company.

The opinions of Shareholders, in particular, the medium and small Shareholders and independent Directors shall be fully heard and considered in formulating the Company's Shareholders' Return Plan. The Company shall, upon meeting the capital demand for the Company's normal production and operation, implement proactive profit distribution methods, consider cash dividends in priority and value the reasonable investment returns of the investors.

II.	THE SPECIFIC SHAREHOLDERS' RETURN PLAN FOR THE NEXT THREE YEARS OF 2012-2014

1.	The Company may distribute dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, interim profit distribution may be made by the Company.

2.

Save for special circumstances, if the Company's profit for the year and its total unappropriated profit are positive, the Company may distribute dividend in cash and the profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash in the next three years will not be less than 30% of the average annual distributable profit realized in the next three years.

Such special circumstances refer to the followings:

where the auditing firm issues a standard unqualified audit report on the financial report of the Company for the year;

where the Company has major investment plan or significant cash expenditure, excluding projects of raise of proceeds.

3.

where the Company's business is in a sound condition, that the Board considers that the stock price of the Company does not reflect its share capital size and distributing dividend in shares will be favorable to Shareholders of the Company as a whole, provided that the above conditions of dividend distribution in cash are fully met, the Company may propose dividend distribution in shares.

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APPENDIX I	SHAREHOLDERS' RETURN PLAN FOR
THE THREE YEARS FROM 2012-2014

4.

Upon occurrence of any illegal appropriation of the Company's funds by Shareholders, the Company shall deduct the cash dividend to be paid to such Shareholders to make up for the funds appropriated by such Shareholders.

5.

The profit distribution plan of the Company shall be drawn up by the management before submitted to the Board and the supervisory committee of the Company for consideration. The Board shall thoroughly discuss the rationality of the profit distribution plan and form a special resolution before submitting to the general meeting for consideration. In considering the profit distribution plan, the Company shall make Internet voting accessible to Shareholders.

6.

Where the Company has no cash dividends proposal under particular circumstances as stated above, the Board shall explain the specific reasons for not distributing cash dividends, the exact purpose for the retained profit and the estimated investment return, submit such to the general meeting for consideration after independent Directors express their opinions thereon, and disclose the same in the designated media of the Company.

III.	DECISION-MAKING PROCEDURES REGARDING ADJUSTMENTS TO THE ESTABLISHED THREE-YEAR RETURN PLAN

In the event of any material changes in the Company's external business environment and its own operating conditions and adjustments to the established three-year return plan are deemed necessary, the Board shall formulate a proposal regarding the adjustments to the three-year return plan upon a special discussion with detailed verification and reasons provided. Such proposal shall be submitted to a general meeting for consideration and approval after obtaining the independent opinions expressed by independent Directors in this regard.

IV.	THE PERIOD FOR FORMULATING THE SHAREHOLDERS' RETURN PLAN AND RELEVANT DECISION-MAKING MECHANISM

The Company shall review the Shareholders' Return Plan at least every three years and determine the Shareholders' Return Plan for such period after taking into account the Company's conditions and the opinions of Shareholders, particularly those of the medium and small Shareholders.

The Board shall formulate the Shareholders' Return Plan of the Company after taking full account of the Company's amount of profit, cash flows, development stage, outstanding capital requirements as well as opinions of Shareholders, particularly those of the medium and small Shareholders. Such plan shall be submitted to a general meeting for consideration and approval after obtaining the independent opinions expressed by independent Directors in this regard.

V.	VALIDITY MECHANISM OF SHAREHOLDERS' RETURN PLAN

Shareholders' Return Plan of the Company shall be effective from the date of its approval at the general meeting of the Company.

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NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited * (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Friday, 12 October 2012 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 27 August 2012):

ORDINARY RESOLUTIONS

1.	To consider and approve the proposed provision of guarantees for financing granted and to be granted by financial institutions to Chalco Trading (HK).

2.	To consider and approve the proposed adoption of the Shareholders' Return Plan for the Three Years from 2012 to 2014.

SPECIAL RESOLUTIONS

3.	To consider and approve the Proposed Adjustments to the terms of the Proposed A Share Issue by way of separate resolution, that:

(i)

the number of A Shares to be issued be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company;

(ii)

the Pricing Base Date be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012) and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company; and

* For identification purpose only

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NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

4.	To consider and approve the consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments.

5.

To consider and approve an extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of resolutions passed at the EGM and the Class Meetings (i.e. 12 months from 12 October 2012).

6.	To consider and approve the proposed amendments to provisions relating to profit distribution in the Articles of Association.

7.	To consider and approve the proposed increase in the amount of the issuance of debt financing instruments.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 August 2012

* For identification purpose only

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 12 September 2012 to Friday, 12 October 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 11 September 2012 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 September 2012 for registration.

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NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Friday, 21 September 2012.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162 Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(e)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(f)

If a proxy attends the EGM on behalf of a shareholder, he should present his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should present his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(h)	All votings at the EGM will be conducted by a poll.

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NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that the 2012 Second H Shareholders Class Meeting (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited * (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:45 p.m. on Friday, 12 October 2012 (or immediately after the conclusion or adjournment of the A Shareholders Class Meeting which will be held at the same place on the same date) for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 27 August 2012):

SPECIAL RESOLUTIONS

1.	To consider and approve the Proposed Adjustments to the terms of the Proposed A Share Issue by way of separate resolution, that:

(i)

the number of A Shares to be issued be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company;

(ii)

the Pricing Base Date be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012) and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company; and

(iii)

the period of validity of the authorization given by the resolutions be extended from 12 months from the date of the resolutions of the Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 October 2012) and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company.

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NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

2.	To consider and approve the consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments.

3.

To consider and approve an extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of resolutions passed at the EGM and the Class Meetings (i.e. 12 months from 12 October 2012).

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 August 2012

* For identification purpose only

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 12 September 2012 to Friday, 12 October 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 11 September 2012 are entitled to attend and vote at the H Shareholders Class Meeting after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 September 2012 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slip for attending the H Shareholders Class Meeting and return them to the Company's Board Secretary Office no later than 20 days before the date of the H Shareholders Class Meeting, i.e. no later than Friday, 21 September 2012.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162 Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

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NOTICE OF 2012 SECOND H SHAREHOLDERS CLASS MEETING

(e)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should present his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should present his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(f)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(g)	All votings at the H Shareholders Class Meeting will be conducted by a poll.

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary